Brent B. Siler
+ 1 202 663 6224 (t)
+ 1 202 663 6363 (f)
brent.siler@wilmerhale.com
October 25, 2006
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-l, filed October 25, 2006
File No. 333-135133
Dear Mr. Riedler:
     Sucampo Pharmaceuticals, Inc. (the “Company”) is filing Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”) today. This filing corrects certain typographical errors contained in Amendment No. 2 to the Registration Statement filed with the Commission on October 20, 2006.
     Included with this filing are three additional exhibits to the Registration Statement, for which the Company is requesting confidential treatment.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
October 25, 2006

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*       *       *       *       *
     If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Bryant Morris at (202) 663-6058.
Respectfully,
/s/ Brent B. Siler
Brent B. Siler

cc:	Ms. Sonia Barros
Ms. Christine Allen
Mr. Kevin Woody
Securities and Exchange Commission
Sachiko Kuno, Ph.D
Ms. Mariam Morris
Jeffrey D. Karpf, Esq.